ROCKET COMPANIES, INC.

1050 Woodward Avenue

Detroit, Michigan 48226

July 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attn:	James Lopez

RE:	Rocket Companies, Inc. Amendment No. 1 to Registration Statement on Form S-4

Filed July 3, 2025

File No. 333-286833

Dear Mr. Lopez:

This letter sets forth the response of Rocket Companies, Inc. (the “Registrant”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Registrant on July 17, 2025, with respect to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Registrant. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Form S-4/A filed July 3, 2025

Summary, page 15

1. Please revise page 22 to provide the effective interest rate(s) of the Bridge Facility as well as the interest rate for the notes offering.

Response: In response to the Staff’s comment, Amendment No. 2 has been revised on pages 22 and 86.

* * * * *

Very truly yours,

By:	/s/ Tina V. John
Tina V. John
Corporate Secretary

Cc: John Kennedy, Esq., and Christodoulos Kaoutzanis, Esq., of Paul, Weiss, Rifkind, Wharton & Garrison